UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

SK Telecom Co., Ltd.

(Exact name of registrant as specified in its charter)

The Republic of Korea	1-14418	None
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

SK T-Tower, 65, Eulji-ro, Jung-gu Seoul, Korea	04539
(Address of principal executive offices)	(Zip Code)

Ms. Bomi Kang

+82-2-6100-2114

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities and Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.

☐	Rule 13q-1 under the Securities and Exchange Act (17 CFR 240.13q-1) for the fiscal year ended .

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

SK Telecom Co., Ltd. is Korea’s leading wireless telecommunications services provider and continues to pioneer the commercial development and implementation of state-of-the-art wireless and fixed-line technologies and services as well as other new services and products utilizing its AI and digital infrastructure capabilities and its telecommunications platforms, including a broad range of IoT solutions, platform services, cloud services, smart factory solutions, subscription services and metaverse platform-based services. All references to “we,” “us,” or “our” shall mean SK Telecom Co., Ltd. and unless the context otherwise requires, its consolidated subsidiaries.

Effective as of November 1, 2021, we conducted a horizontal spin-off (the “Spin-off”) of our businesses related to the management of our equity interests in certain subsidiaries and investees (the “Spin-off Portfolio Companies”) engaged in the semiconductor and certain other non-telecommunications businesses, including security, e-commerce and other new information and communications technologies (“ICT”) businesses. The Spin-off was accomplished through the establishment of a new company named SK square Co., Ltd. (“SK Square”), to which our equity interests in the Spin-off Portfolio Companies were transferred, and we distributed SK Square’s shares of common stock on a pro rata basis to the holders of our common stock.

For additional information about our business in general and the Spin-off, please refer to our most recent annual report on Form 20-F for the year ended December 31, 2021 filed with the Securities and Exchange Commission on April 28, 2022.

Our operations are reported in three segments: cellular services, fixed-line telecommunication services and other businesses. In our cellular services segment, we earn revenue principally from our wireless voice and data transmission services through monthly plan-based fees, usage charges for outgoing voice calls, usage charges for wireless data services and value-added service fees paid by our wireless subscribers as well as interconnection fees paid to us by other telecommunications operators for use of our wireless network by their customers and subscribers. In our fixed-line telecommunication services segment, we earn revenue principally from our fixed-line telephone services and broadband Internet services and advanced media platform services (including Internet protocol TV and cable TV services) through monthly plan-based fees and usage charges as well as interconnection fees paid to us by other telecommunications operators for use of our fixed-line network by their customers and subscribers. In our others segment, we principally earn revenue from the T-commerce business of SK stoa Co., Ltd., which derives revenue through third-party seller fees earned (including commissions) for transactions in which it acts as a selling agent on SK stoa, its T-commerce network, and our “Nate” portal service operated by our subsidiary, SK Communications Co., Ltd.

A company is required to file this Report pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, if it manufactures, or contracts to manufacture, products for which certain specified minerals are necessary to the functionality or production of the products, regardless of the geographic origin of the minerals and whether or not they fund armed conflict. These minerals are referred to as “conflict minerals” (also referred to as “3TG minerals” in this Report) and consist of columbite-tantalite (coltan), cassiterite and wolframite (and their derivatives tantalum, tin, and tungsten), and gold.

Through one of our former subsidiaries that were transferred to SK Square pursuant to the Spin-off (effective as of November 1, 2021), DREAMUS COMPANY, we previously manufactured, or contracted to manufacture, certain products for which 3TG minerals are necessary to the functionality or production of those products until the effective date of the Spin-off. Accordingly, we conducted in good faith a reasonable country of origin inquiry (“RCOI”) regarding 3TG minerals contained in our products manufactured in calendar year 2021. We believe our RCOI was reasonably designed to determine whether any 3TG minerals contained in those products originated in the Democratic Republic of the Congo (“DRC”) or an adjoining country (together, the “Covered Countries”), or are from recycled or scrap sources.

We first conducted a detailed review of our purchases of materials necessary to the functionality or production of our products that we manufactured in 2021 to determine whether we purchase any 3TG minerals. We determined that certain of our products (collectively, the “covered products”) contain some 3TG minerals (namely, tantalum, tin and gold) that are necessary to the functionality or production of those products. We do not directly purchase 3TG minerals, nor do we have any direct relationship with any mines or smelters that process these minerals. In conducting our RCOI, we conducted a supply-chain survey with our subsidiaries and suppliers using the Electronic Industry Citizenship Coalition and Global e-Sustainability (“EICC-GeSI”) Conflict Minerals Reporting Template. We required our direct suppliers of materials for covered products to complete certifications concerning their manufacturing practices and the materials they supply to us. All of our suppliers of materials for covered products manufactured in 2021 certified that the 3TG minerals contained in materials supplied to us were not sourced from Covered Countries.

As a result of our RCOI, we determined that we have no reason to believe that the 3TG minerals contained in our products originated from the Covered Countries or were not from recycled or scrap sources.

The information contained in this section is also publicly available on the Company’s website at www.sktelecom.com.

Item 1.02	Exhibit

Not applicable.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01	Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 – Exhibits

Item 3.01	Exhibits

Not applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

SK Telecom Co., Ltd. (Registrant)

By:	/s/ Hee Jun Chung	Date: May 20, 2022
Name: Hee Jun Chung
Title: Vice President, Head of IR